FELDMAN FINANCIAL ADVISORS, INC.

1001 CONNECTICUT AVENUE, NW • SUITE 840

WASHINGTON, DC 20036

202-467-6862

(FAX) 202-467-6963

BCSB Bancorp, Inc.

Baltimore, Maryland

Conversion Valuation Appraisal Update

Valued as of July 20, 2007

Prepared By

Feldman Financial Advisors, Inc.

Washington, D.C.

FELDMAN FINANCIAL ADVISORS, INC.

1001 CONNECTICUT AVENUE, NW • SUITE 840

WASHINGTON, DC 20036

202-467-6862

(FAX) 202-467-6963

July 20, 2007

Board of Directors

BCSB Bancorp, Inc.

4111 E. Joppa Road

Baltimore, Maryland 21236

Members of the Board:

Feldman Financial Advisors, Inc. (“Feldman Financial”) hereby provides an updated appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be issued (the “Stock Offering”) by BCSB Bancorp, Inc. (“BCSB” or the “Company”), Baltimore, Maryland, as of July 20, 2007, in connection with the mutual-to-stock conversion of Baltimore County Savings Bank, MHC (the “MHC”). Currently, the MHC’s principal activity is the ownership of the majority interest approximating 63.5% in BCSB Bankcorp, Inc. (“Bankcorp” or “Mid-Tier”), the mid-tier holding company for Baltimore County Savings Bank, FSB (the “Bank”). The remainder of the Mid-Tier’s shares (36.5%) is owned by public stockholders. It is our understanding that BCSB will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to current holders of Bankcorp shares as of the Record Date, members of the local community and the public at large. At the conclusion of the conversion, existing public stockholders of Bankcorp will receive new shares of common stock of the Company in exchange for their existing Bankcorp Shares. This Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”).

In preparing this Appraisal, we conducted an analysis of the Company that included discussions with its management. In addition, where appropriate, we considered information based upon other available public sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information. We also reviewed conditions in the securities markets in general and the market for thrift stocks in particular. Our Appraisal is based on representations by the Company that information contained in the preliminary offering prospectus and information furnished to us by the Company and its independent auditor are truthful, accurate, and complete. We did not independently verify the financial statements or any of the other information provided to us by the Company or its independent auditor. Our previous Appraisals as of March 21, 2007 (as revised) and June 1, 2007 are incorporated and supplemented herein by reference.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

BCSB Bancorp, Inc.

July 20, 2007

Our Appraisal is not intended, and must not be construed to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Stock Offering. Moreover, because such valuations are necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the Stock Offering will thereafter be able to sell such shares at prices related to our estimate of the Bank’s pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

Recent Financial Performance

Table 1 summarizes the Company’s financial condition data as of March 31, 2007 and June 30, 2007. Exhibit 1 presents BCSB’s consolidated balance sheet for the corresponding periods. Total assets decreased by $75.3 million, or 10.4%, from $726.4 million at March 31, 2007 to $651.1 million at June 30, 2007. The change reflected a planned restructuring decrease in the amount of investment securities and loans that were utilized to fund the repayment of certain Federal Home Loan Bank (“FHLB”) borrowings and a reduction in higher cost deposits.

Table 1

Selected Financial Condition Data

As of March 31, 2007 and June 30, 2007

(Dollars in Thousands)

	June 30, 2007	March. 31, 2007
Total assets	$651,110	$726,426
Cash and cash equivalents	91,197	123,869
Investment securities	113,216	67,611
Loans, net of allowance	408,032	407,720
Loans held for sale	0	47,695
Deposits	566,521	591,699
Borrowings	20,000	50,000
Junior subordinated debentures	23,197	23,197
Total equity	33,839	34,435

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

BCSB Bancorp, Inc.

July 20, 2007

The Company has recently restructured its balance sheet by emphasizing assets and liabilities that will allow it to increase the net interest margin while reducing exposure to risk from interest rate fluctuations. Since December 31, 2006, the Company sold approximately $169.1 million of mortgage-backed securities and investment securities with an average yield of 3.51%. The Company used the majority of the proceeds from these sales to prepay $98.5 million of Federal Home Loan Bank advances with an average cost of 4.97%. The remainder of the proceeds from the sale of mortgage-backed securities and investment securities initially were invested in overnight deposits with the FHLB of Atlanta yielding 5.19% and used, over time, to fund outflows of certificate of deposit accounts which are expect to occur as the Company reduces certain certificate of deposit rates in an effort to reduce these higher cost deposits as a funding source.

BCSB sold $33.9 million of mutual funds and approximately $46.4 million of fixed-rate single-family mortgage loans with a weighted average yield of 5.11% and a weighted average remaining term to maturity of 119 months. Approximately 75% of the proceeds from these sales were used to purchase investment securities with an anticipated approximate yield of 5.55%. The Company intends to use the remaining proceeds from the sale of single-family mortgage loans to originate commercial mortgage loans as opportunities to do so become available.

As a result of this balance sheet restructuring, BCSB expects to increase the interest rate spread, reduce exposure to risks of interest rate fluctuations and improve its capital ratios. In connection with the balance sheet restructuring, BCSB incurred an after-tax charge to income of $4.7 million during the nine months ending June 30, 2007. There were no known credit issues with any of the assets that were sold. The losses associated with the assets sold as a result of the restructuring were generally a reflection of the assets’ yield in the current interest rate environment. BCSB’s analysis indicated that without taking this action, net interest margins and net income would decline in future periods. The Company believes that the balance sheet restructuring, will improve profitability going forward, although there can be no assurances that this will occur.

Total assets decreased by $75.3 million during the quarter ended June 30, 2007 as the Company completed the balance sheet restructuring. The remaining loans available for sale approximating $47.7 million at March 31, 2007 were sold. Deposits fell by $25.2 million during the quarter, from $591.7 million at March 31, 2007 to $566.5 million at June 30, 2007, primarily due to increased competition and the planned decrease in higher cost deposits. The $30.0 million reduction in FHLB borrowings during the quarter ended June 30, 2007 was due to the planned restructuring.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

BCSB Bancorp, Inc.

July 20, 2007

Total equity decreased $0.6 million to $33.8 million at June 30, 2007 from $34.4 million at March 31, 2007. This was primarily attributable to an increase in the accumulated other comprehensive loss due to interest rate movements. As a result of the completion of the restructuring and decrease in assets, the ratio of total equity to total assets increased to 5.20% at June 30, 2007 from 4.74% at March 31, 2007.

Table 2 presents the Company’s operating results summary for the three months ended June 30, 2007 and 2006. Exhibit 2 provides the Company’s consolidated income statements for the corresponding quarters

Table 2

Selected Operating Performance Data

For the Three Months Ended June 30, 2006 and 2007

(Dollars in Thousands and Ratios in Annualized Percent)

	Three Months Ended June 30,
	2007	2006
Total interest income	$9,656	$10,179
Total interest expense	5,869	6,607

Net interest income	3,787	3,572
Provision for loan losses	0	20

Net interest income after provision	3,787	3,552

Total noninterest income	808	400
Total noninterest expense	3,749	*14,445

Income before taxes	846	(10,493)
Income tax expense (benefit)	247	(3,603)

Net income	$599	$(6,890)

Return on average assets	0.35%	(3.39)%
Return on average equity	7.02%	(78.76)%
Net interest spread	2.43%	1.95%
Net interest margin	2.41%	1.89%

*	Includes a $10.7 million loss on dishonored checks due to check kiting fraud

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

BCSB Bancorp, Inc.

July 20, 2007

Net income increased by $7.5 million, from a loss of $(6.9) million for the three months ended June 30, 2006 to income of $599,000 for the three months ended June 30, 2007. The increase in net income was primarily attributable to a decrease in noninterest expense of $10.6 million from $14.4 million for the three months ended June 30, 2006 to $3.7 million for the three months ended March 31, 2007. The decrease in noninterest expense was due primarily to a decrease in the loss on dishonored checks from $10.7 million for the three months ended June 30, 2006 to $1,000 for the three months ended June 30, 2007. This was partially offset by an increase in net interest income of $215,000, or 6.0% from $3.6 million for the three months ended June 30, 2006 to $3.8 million for the three months ended June 30, 2007.

Net interest income increased by $215,000 or 6.0% from $3.6 million for the three months ended June 30, 2006 to $3.8 million for the three months ended June 30, 2007. The increase in net interest income primarily was the result of increases in the average rate on interest earning assets of 77 basis points from 5.38% for the three months ended June 30, 2006 to 6.15% for the three months ended June 30, 2007 which was partially offset by a decrease in the average balance of interest-earning assets from, $756.9 million at June 30, 2006 to $628.1 million at June 30, 2007. The average rate on interest-bearing liabilities increased 29 basis points from 3.43% for the three months ended June 30, 2006 to 3.72% for the three months ended June 30, 2007. The increase in the average rate was partially offset by the decrease in the average balance of interest bearing liabilities of $138.8 million from $770.5 million for the nine months ended June 30, 2006 to $631.7 million for the three months ended June 30, 2007. The Company’s ratio of average interest-earning assets to average interest-bearing liabilities increased from 98.2% for the three months ended June 30, 2006 to 99.4% for the three months ended June 30, 2007. The primary reason for the increase in this ratio is the Bank decreased its interest bearing liabilities by retiring $98.5 million FHLB advances, as the Company restructured its balance sheet. With the sale of low yielding assets and the redemption of high cost borrowings as a result of the balance sheet restructuring, improvements in interest rate spread should occur in the future.

Interest income decreased by $523,000, or 5.1%, from $10.2 million for the three months ended June 30, 2006 to $9.6 million for the three months ended June 30, 2007. Interest and fees on loans decreased by $83,000, or 1.1%, from $7.3 million for the three months ended June 30, 2006 to $7.2 million for the three months ended June 30, 2007. This was primarily due to a decrease the average balance of loans receivable of $26.5 million from $466.7 million for the three months ended June 30, 2006 to $440.2 million for the three months ended at June 30, 2007. This was partially offset by an increase in the average yield earned on loans receivable of 30 basis points from 6.22%for the three months ended June 30, 2006 to 6.52% for the three months ended June 30, 2007. The increase in the average yield was attributable to the prevailing market rates in the economy. Interest on mortgage-backed securities decreased $94,000, or 7.7%, from $1.2 million for the three months ended June 30, 2006 to $1.1 million for the three months ended June 30, 2007. This decrease was primarily due to the decrease in the average balance of mortgage-backed securities from $120.6 million for the three months ended June 30, 2006 to

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

BCSB Bancorp, Inc.

July 20, 2007

$87.7 million for the three months ended June 30, 2007. The decrease in the average balance more than offset an increase in the average rate from 4.06% for the three months ended June 30, 2006 to 5.16% for the three months ended June 30, 2007. Interest and dividends on investment securities decreased by $1.4 million, or 92.4%, from $1.6 million for the three months ended June 30, 2006 to $120,000 for the three months ended June 30, 2007. This was primarily due to a decrease in the average balance of investments of $153.6 million, from $161.1 million for the three months ended June 30, 2006 to $7.5 million for the three months ended June 30, 2007. The decrease in the average balance of investment securities and FHLB stock was due to the balance sheet restructuring. However, this was partially offset by an increase in the average yield on investments of 246 basis points from 3.92% for the three months ended June 30, 2006 to 6.38% for the three months ended June 30, 2007 due to step up provisions on some investment securities.

Interest expense, which consists of interest on deposits, interest on borrowed money and other interest expense, decreased from $6.6 million for the three months ended June 30, 2006 to $5.9 million for the three months ended June 30, 2007, a change of $738,000, or 11.0%. Interest on deposits increased $285,000, or 6.0%, from $4.8 million for the three months ended June 30, 2006 to $5.1 million for the three months ended June 30, 2007 due to an increase in the average yield on deposits of 39 basis points from 3.09% for the three months ended June 30, 2006 to 3.48% for the three months ended June 30, 2007. This was partially offset by a decrease in the average balance of deposits of $36.5 million, or 5.9% from $619.1million for the three months ended June 30, 2006 to $582.6 million for the three months ended June 30, 2007. The decrease in deposits was primarily due to increased competition for low cost deposit funds. Interest on short-term borrowings decreased by $374,000, or 77.59%, from $482,000 for the three months ended June 30, 2006, to $108,000 for the three months ended June 30, 2007. Interest on long-term borrowings decreased by $670,000, or 78.8%, from $850,000 for the three months ended June 30, 2006 to $180,000 for the three months ended June 30, 2007. The overall decrease in interest on borrowings was primarily due to a decrease of $102.2 million in the average balances of advances from the FHLB of Atlanta during the three months ended June 30, 2007. The average rate increased 71 basis points from 4.24% for the three months ended June 30, 2006 to 4.95% for the three months ended June 30, 2007. Also contributing to interest expense was interest on the Junior Subordinated Debentures, which increased by $21,000 from $493,000 for the three months ended June 30, 2006 to $514,000 for the three months ended June 30, 2007. This increase was due to the increase in the average yield paid on the Junior Subordinated Debentures from 8.50%, during 2006 to 8.86% during 2007. The rates on the Junior Subordinate Debentures are based on LIBOR and adjust quarterly.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

BCSB Bancorp, Inc.

July 20, 2007

The Company charges provisions for loan losses against earnings to maintain the total allowance for loan losses at a level that management considers adequate to provide for losses inherent in the loan portfolio. In determining the provision or reversal, management considers a number of factors such as existing loan levels, prior loss experience, current economic conditions and the probability of these conditions affecting existing loans. The Company did not establish any additional provisions for losses on loans for the three months ended June 30, 2007. The total loss allowance allocated to loans was $2.7 million at June 30, 2007.

Other income was $400,000 for the three months ended June 30, 2006 as compared to $808,000 for the three months ended June 30, 2007, primarily due to the Company realizing a gain on loan sales of $299,000 for the three months ended June 30, 2007. Fees on transaction accounts increased $53,000 for the three months ended June 30, 2007 from $146,000 for the three months ended June 30, 2006 to $199,000 for the three months ended June 30, 2007. In May 2007, the Bank began offering an overdraft protection program. There was an increase in the gain on repossessed assets of $21,000 from a loss of $1,000 for the three months ended June 30, 2006 to a gain of $21,000 for the three months ended June 30, 2007. Repossessed assets are primarily vehicles which have been repossessed. The loss on repossessed assets is the deficiency from net proceeds from the sale of the collateral and the loan balance. Income from Bank Owned Life Insurance (“BOLI”) increased $43,000 for the three months ended June 30, 2007 from $103,000 for the three months ended June 30, 2006, to $146,000 for the three months ended June 30, 2007. This increase was due to an adjustment in the rate of dividends earned on the BOLI investment.

Total non-interest expenses decreased by $10.7 million, or 74.05%, from $14.4 million for the three months ended June 30, 2006 to $3.7 million for the three months ended June 30, 2007. The decrease in non-interest expenses was primarily due to the decrease in loss on dishonored checks of $10.7 million for the three months ended June 30, 2006 from $10.7 million for the three months ended June 30, 2006 to $1,000 for the three months ended June 30, 2007. Salaries and related expenses remained relatively stable at $2.0 million for the three months ended June 30, 2006 and 2007. Advertising expense also decreased $89,000, or 46.6%, from $191,000 for the three months ended June 30, 2006 to $102,000 for the three months ended June 30, 2007. This decrease was due to decreased advertising during the period. These decreases were partially offset by increases in data processing fees of $10,000, from $355,000 for the three months ended June 30, 2006 to $365,000 for the three months ended June 30, 2007. Professional fees also increased by $25,000, or 65.8%, from $38,000 for the three months ended June 30, 2006 to $63,000 for the three months ended June 30, 2007. Occupancy expense increased by $38,000, or 7.21%, from $527,000 for the three months ended June 30, 2006 to $565,000 for the three months ended June 30, 2007. Other expenses increased $32,000 for the three months ended June 30, 2007, from $219,000 for the three months ended June 30, 2006 to $251,000 for the three months ended June 30, 2007.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

BCSB Bancorp, Inc.

July 20, 2007

The Company’s income tax expense (benefit) was $247,000 and $(3.6) million for the three months ended June 30, 2007 and 2006, respectively. The Company’s tax expense increased for the three months ended June 30, 2007 as compared to the same period in the prior year as the Company’s income increased due to the adjustment for the realized loss on the sale of loans of $299,000 the valuation allowance on loans held for sale was $1.5 million the actual loss realized was $1.2 million due to interest rate fluctuations. The Company also earned certain income non-taxable income from the BOLI during the three months ended June 30, 2007 amounting to $146,000.

Comparative Group: Recent Financial Comparisons

Exhibits 3 and 4 summarize recent financial comparisons of BCSB with the Comparative Group as of for the latest twelve months (“LTM”) available (BCSB and two members of the Comparative Group had financial data through June 30, 2007).

Similar to the peer group analysis conducted in our prior Appraisal, the median asset size of the Comparative Group is analogous to that of BCSB. Due to the completion of the balance sheet restructuring, BCSB’s total assets were reduced to $651.1 million as compared to the median asset size of the Comparative Group of $759.0 million. The Comparative Group continues to exceed BCSB in funding its assets through the loan portfolio rather than utilizing the investment portfolio. At June 30, 2007, BCSB had approximately 62.7% of its assets invested in loans, compared to the Comparative Group median of 76.7%. As a function of its balance sheet composition, BCSB continues to underperform the Comparative Group. The Company’s core ROA (after excluding the losses on asset sales and check kiting recovery) measured negative 0.10% for the LTM period, trailing the Comparative Group median of 0.42%.

The Company’s lower profitability versus the Comparative Group is primarily attributable to its lower net interest margin. While it has improved and is expected to continue to improve due to the balance sheet restructuring, BCSB’s net interest margin was 1.92% (for the nine months ended June 30, 2007) compared to the Comparative Group median of 2.77% for the most recent twelve month period.

Comparative Group: Recent Stock Price Performance

Since our appraisal dated June 1, 2007, trading market prices of thrift stocks have generally trended significantly lower, with many institutions reporting 52-week lows. Exhibit 5 summarizes the net change of the Comparative Group’s stock prices and selected market index performances between June 1, 2007 and July 20, 2007. Overall, the Comparative Group posted an average price change of negative 6.7% and median price change of negative 5.7% over the observed period. All but one of the ten Comparative Group companies posted a net stock price loss. The SNL Thrift Index of all publicly traded thrift institutions fell by 9.0% over the

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

BCSB Bancorp, Inc.

July 20, 2007

observed period while the Standard & Poor’s 500 Stock Index was down by 0.2%. Most other thrift stock indexes exhibited similar performance overall to the SNL Thrift Index during this period. The SNL $500 Million-$1 Billion-Asset Thrift Index was down 9.4% since our previous Appraisal.

It is not surprising that as the stock price performance of the Comparative Group has been negative recently, stock market conditions for financial issues remain unsettled. As more and more companies have been reporting lower earnings, credit quality concerns and the continued net interest margin squeeze continue to weigh heavily on investor confidence, leading to lower valuations. Despite the hardships that the market has imposed on financial institutions, the broader market continues to show dramatic increases, even though the impact of still high energy prices (including the skyrocketing costs of gasoline) and the downward trend in new and existing home sales provide some indication that consumer spending may be dampening. However, consumer spending and the economy in general have proven very resilient in the current business cycle. The unpredictability of the market for financial institution stocks is related to differing views and uncertainty surrounding the Federal Reserve Board’s next few monetary policy decisions. The inverted yield curve continues to put downward pressure on the net interest margins of financial institutions.

Recent Second-Stage Thrift Conversion Activity

Exhibit 6 provides a summary of recent second-stage stock offerings completed from January 1, 2003 to July 20, 2007 (there have been two new issues since our original appraisal; one since our valuation of June 1, 2007). As shown in Exhibit 6, the fully converted price-to-book value ratios for the second-stage offerings completed in this time period averaged 106.1% and the price-to-tangible book value ratio averaged 115.9%.

These recent second-stage offerings continued the trend of a restrained after-market performance during initial trading for second-stage stock offerings. Some are below their initial offering prices many months after conversion. Of the eight offerings completed since January 1, 2006, six exhibited closing prices at July 20, 2007 below their IPO pricing levels. None of these eight second-stage offerings exhibited a price increase of more than 7% in the first trading day and only one offering exhibited a price increase of greater than 10% after one month.

The most recently completed second stage conversion (on June 28, 2007) involved Abington Bancorp, a $950 million thrift with 17 branches headquartered outside of Philadelphia. This transaction priced near the bottom of the offering valuation range at 102.5% of pro forma book value and closed down 4.0% in its first day of trading and remains 5.3% below its initial offering price.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

BCSB Bancorp, Inc.

July 20, 2007

Recent Acquisition Activity

Exhibit 7 provides a summary of recent acquisition activity in the state of Maryland since January 1, 2005 through July 20, 2007. There have been no newly announced acquisitions since our previous appraisal.

Valuation Review and Analysis

Since our June 1, 2007 Appraisal, BCSB completed the restructuring of its balance sheet and posted positive net income of $599,000 for the three months ended June 30, 2007, its first positive earnings in more than one year. Importantly, the majority of these earnings are operating earnings. Of the $846,000 of pretax net income, approximately $299,000 was related to gains on the sale of loans relating to the restructuring. Net interest income experienced an increase from the same quarter in 2006 and was approximately $700,000 higher than previous quarter ended March 31, 2007. The Company’s net interest margin expanded from 1.73% for the three months ended March 31, 2007 to 2.41% for the three months ended June 30, 2007. As BCSB has recently implemented a balance sheet restructuring effort, it is expected that the Company’s net interest margin and spread will expand over the near term; however, the interest rate environment will remain challenging given the nature of the yield curve.

Although BCSB posted positive earnings, the Company’s total equity decreased from $34.4 million at March 31, 2007 to $33.8 million at June 30, 2007, largely due to an increase in the accumulated other comprehensive losses for the quarter. The Bank’s Tier 1 core capital increased from $45.9 million at March 31, 2007 to $47.0 million at June 30, 2007. In relationship to adjusted total assets, the Bank’s Tier 1 core capital ratio improved from 6.42% at March 31, 2007 to 7.31% at June 30, 2007 due to a lower asset base.

Based on the Company’s operating performance, market movements of BCSB’s currently traded MHC securities and the Comparative Group and current market conditions for thrift stocks, we have concluded that the Company’s pro forma market value on a fully converted basis should be lowered from our June 1, 2007 valuation. Since June 1, 2007 BCSB’s currently traded stock has demonstrated volatility and has decreased from $13.50 per share ($79.9 million market capitalization) to $9.43 per share ($55.8 million market capitalization) at July 20, 2007. We have determined the midpoint of the valuation range to be $59.2 million, approximately 20.0% lower than the $74.0 midpoint of our June 1, 2007 appraisal. This revised midpoint valuation produces a minimum valuation of $50.4 million, a maximum of $68.1 million and an adjusted maximum of $78.3 million.

Exhibit 8 provides the updated pro forma valuation ratios of BCSB as of June 30, 2007 on a fully converted basis as compared to the Comparative Group pricing ratios as of July 20, 2007. The assumptions utilized in determining the pro forma pricing ratios are detailed in Exhibit 9. At the updated midpoint of $59.2 million on a fully converted basis, BCSB is valued

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

BCSB Bancorp, Inc.

July 20, 2007

at 89.9% of pro forma book value and 93.5% of pro forma tangible book value. The Company’s 93.5% price-to-tangible-book ratio reflects a 21.3% discount to the corresponding Comparative Group median of 118.7% and a 24.8% discount to the all public price-to-tangible-book median of 124.4%.

Based on our valuation, BCSB’s pro forma price (at the minimum, midpoint and maximum) as a percent of book value and tangible book value is below the pricing of recent second-stage offerings. We believe that this is appropriate, given the current market conditions and BCSB’s lack of historical operating performance relative to the companies recently completing second-stage offerings. The pricing ratios at the midpoint, minimum and maximum remain below pro forma tangible book value in the revised valuation range. At the adjusted maximum, the valuation results in a slight premium (105.8%) over pro forma tangible book value.

Exhibit 10 shows the Stock Offering range and pro forma financial data. Exhibit 11 shows the Pro Forma Fully Converted Analysis at the Midpoint. Exhibit 12 illustrates the Comparative Valuation Ratio Differential between BCSB, the comparative Group and the All Public Thrifts.

Exhibit 13 contains financial performance and market price information for the universe of all public thrift institutions, excluding those subject to an announced merger or operating under the mutual holding company structure.

Valuation Conclusion

It is our opinion that, as of July 20, 2007, the aggregate estimated pro forma market value of the BCSB on a fully converted basis was within the valuation range of $50,351,310 at the minimum to $68,122,360 at the maximum, with a midpoint of $59,236,830. At the adjusted maximum, the estimated pro forma market value is $78,340,710.

Sincerely,

FELDMAN FINANCIAL ADVISORS, INC.

Trent R. Feldman
President

Michael S. Green
Principal

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 1

Consolidated Balance Sheets

As of March 31, 2007 and June 30, 2007

(Dollars in Thousands)

	March 31, 2007	June 30, 2007

ASSETS
Cash and due from depository institutions	$9,274	$8,778
Interest-bearing deposits in other banks	65,890	43,185
Federal funds sold	48,705	39,234

Cash and cash equivalents	123,869	91,197
Interest bearing time deposits	100	100
Securities available for sale	6,443	3,906
Investment securities held to maturity	0	0
Mortgage-backed securities available for sale	57,548	107,040
Mortgage-backed securities held to maturity	0	0
Loans, net of allowance	407,720	408,032
Loans held for sale	47,695	0
Premises and equipment	10,754	10,572
Federal Home Loan Bank of Atlanta stock	3,620	2,270
Foreclosed real estate	101	94
Bank owned life insurance	13,531	13,691
Goodwill and other intangibles	2,506	2,491
Accounts receivable-trade date securities	41,981	0
Other assets	10,558	11,717

Total Assets	$726,426	$651,110

Liabilities and Equity
Deposits	$591,699	$566,521
Federal Home Loan Bank advances	50,000	20,000
Junior subordinated debt	23,197	23,197
Other liabilities	27,095	7,553

Total liabilities	691,991	617,271
Stockholder’s Equity
Common Stock	59	59
Paid-in capital	21,474	21,503
Obligation under rabbi trust	1,170	1,142
Retained earnings – substantially restricted	13,297	13,896
Employee stock ownership plan	(136)	(90)
Stock held by rabbi trust	(1,125)	(1,097)
Accumulated other comprehensive income (loss)	(304)	(1,574)

Total equity	34,435	33,839

Total Liabilities and Equity	$726,426	$651,110

Source: BCSB Bankcorp, Inc. consolidated financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 2

Consolidated Income Statements

For the Three Months Ended June 30, 2006 and 2007

(Dollars in Thousands)

	Three Months Ended June 30,
	2006	2007
Total interest income	$10,179	$9,656
Total interest expense	6,607	5,869

Net interest income	3,572	3,787
Provision for loan losses	20	—

Net interest income after provision	3,552	3,787
Gain (loss) on repossessed assets	(1)	20
Gain (loss) on loans held for sale	0	299
Fees and service charges on deposits	146	199
Gain (loss) on sale of investments and MBS	51	27
Income from bank owned life insurance	103	146
Other	101	117

Total noninterest income	400	808
Salaries and employee benefits	1,986	1,997
Net occupancy and equipment expense	847	868
Data processing expense	355	365
Professional fees	38	63
Advertising	191	102
Loss on dishonored checks	10,721	1
Telephone, postage and supplies	88	102
Other	219	251

Total noninterest expense	14,445	3,749

Income before income tax expense	(10,493)	846
Income tax expense (benefit)	(3,603)	247

Net income	$(6,890)	$599

Source: BCSB Bankcorp, Inc. consolidated financial statements.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 3

General Financial Performance Ratios

As of or for the Latest Twelve Months Ended March 31, 2007

	Total Assets ($000s)	Total Deposits ($000s)	Total Equity/ Assets (%)	Tang. Equity/ Assets (%)	Net Interest Margin (%)	Effcy. Ratio (%)	LTM ROA (%)	LTM ROE (%)	Core ROA (%)	Core ROE (%)
BCSB Bankcorp, Inc. *	651,110	566,521	5.20	4.83	1.92	107.69	(0.43)	(9.57)	(0.10)	(2.29)

Comparative Group Average	760,804	522,586	8.76	8.08	2.60	80.01	0.38	4.87	0.37	4.86
Comparative Group Median	759,044	496,264	7.36	6.65	2.77	78.58	0.40	4.70	0.42	4.83

All Public Thrift Average	6,250,326	3,821,167	11.07	10.10	2.97	71.81	0.54	5.48	0.55	5.57
All Public Thrift Median	833,456	615,122	9.33	8.30	2.99	68.50	0.62	5.75	0.64	5.80

Comparative Group
Benjamin Franklin Bancorp, Inc.	891,164	631,647	12.23	8.47	2.96	82.49	0.45	3.72	NA	NA
Carver Bancorp, Inc.	739,952	615,122	6.98	6.17	3.44	84.30	0.37	5.23	0.54	7.71
Central Bancorp, Inc.	566,140	388,573	6.66	6.29	2.68	93.66	0.18	2.59	0.12	1.63
Federal Trust Corporation	707,299	474,498	7.73	7.73	2.17	75.66	0.33	4.57	0.32	4.47
Fidelity Bancorp, Inc. *	727,944	433,371	6.31	5.96	1.98	69.25	0.57	9.37	0.49	7.97
First Keystone Financial, Inc.	521,916	363,866	6.65	6.65	2.25	93.64	0.16	2.79	0.07	1.28
Harleysville Savings Fin. Corp. *	778,136	433,074	6.30	6.30	1.58	69.74	0.43	6.85	0.42	6.63
Legacy Bancorp, Inc.	822,582	518,030	17.56	17.25	3.10	78.90	0.28	1.52	0.37	2.00
MutualFirst Financial, Inc.	945,351	700,657	9.27	NA	2.85	78.26	0.44	4.83	0.44	4.83
PVF Capital Corp.	907,553	667,025	7.86	7.86	3.02	74.22	0.56	7.26	0.56	7.26

*	As of or twelve months ended June 30, 2007

Source: BCSB Bankcorp; SNL Financial; Feldman Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 4

Balance Sheet Composition

As of the Latest Twelve Months Ended March 31, 2007

	As a Percent of Total Assets
	Cash & Securities	Net Loans	Real Estate	Intang. Assets	Other Assets	Total Deposits	Borrowed Funds	Other Liabs.	Total Liabs.	Total Equity
BCSB Bankcorp, Inc. *	31.41	62.67	0.01	0.38	5.53	87.01	6.63	1.16	94.80	5.20

Comparative Group Average	22.24	72.75	0.10	0.68	4.24	68.53	21.45	1.27	91.25	8.76
Comparative Group Median	20.22	76.68	0.00	0.38	4.22	69.18	20.41	1.24	92.65	7.36

All Public Thrift Average	21.66	71.98	0.25	1.22	4.23	67.85	20.13	1.18	88.84	11.07
All Public Thrift Median	19.15	72.57	0.02	0.38	4.05	69.72	18.31	1.03	90.44	9.33

Comparative Group
Benjamin Franklin Bancorp, Inc.	26.34	66.67	0.00	4.11	3.11	70.88	15.66	1.23	87.77	12.23
Carver Bancorp, Inc.	11.85	81.73	0.00	0.86	5.63	83.13	8.26	1.64	93.02	6.98
Central Bancorp, Inc.	16.84	80.89	0.00	0.39	2.00	68.64	24.21	0.50	93.34	6.66
Federal Trust Corporation	10.88	84.08	0.34	0.00	4.74	67.09	24.17	1.02	92.27	7.73
Fidelity Bancorp, Inc. *	34.06	62.91	0.01	0.38	2.78	59.53	32.91	1.24	93.69	6.31
First Keystone Financial, Inc.	34.55	60.03	0.00	0.00	5.69	69.72	22.20	1.43	93.35	6.65
Harleysville Savings Fin. Corp. *	43.26	52.82	0.00	0.00	4.04	55.66	37.01	1.03	93.70	6.30
Legacy Bancorp, Inc.	23.60	72.46	0.00	0.38	3.72	62.98	18.62	0.85	82.44	17.56
MutualFirst Financial, Inc.	7.51	84.34	0.47	NA	6.30	74.12	15.24	1.38	90.73	9.27
PVF Capital Corp.	13.52	81.53	0.14	0.00	4.40	73.50	16.23	2.42	92.14	7.86

*	As of or twelve months ended June 30, 2007

Source: BCSB Bankcorp; SNL Financial; Feldman Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 5

Recent Stock Price and Price/Tangible Book Value Performance

	Appraisal 6/1/07	Update 7/20/07	Percent Change	Price/Book		Percent Change	Price/Tangible Book		Percent Change
				6/1/07	7/20/07		6/1/07	7/20/07
BCSB Bankcorp, Inc.	$13.50	$9.43	-30.15%	NM	NM		NM	NM	NM

Average			-6.70%			-5.97%			-5.92%
Median			-5.67%			-5.44%			-5.40%

Benjamin Franklin Bancorp, Inc.	15.38	13.75	-10.60%	109.9	98.3	-10.59%	165.6	148.0	-10.60%
Carver Bancorp, Inc.	16.27	15.76	-3.16%	79.1	76.5	-3.24%	90.3	87.4	-3.16%
Central Bancorp, Inc.	28.32	24.43	-13.74%	113.9	106.3	-6.69%	120.5	112.9	-6.32%
Federal Trust Corporation	8.70	7.10	-18.39%	148.7	121.4	-18.37%	148.7	121.4	-18.37%
Fidelity Bancorp, Inc.	17.70	16.75	-5.37%	114.6	109.0	-4.89%	121.9	116.0	-4.82%
First Keystone Financial, Inc.	19.34	17.75	-8.23%	135.3	124.1	-8.25%	135.3	124.1	-8.25%
Harleysville Savings Fin. Corp.	16.49	15.80	-4.21%	129.7	124.1	-4.30%	129.7	124.1	-4.30%
Legacy Bancorp, Inc.	15.02	14.45	-3.79%	106.5	102.5	-3.77%	108.8	104.7	-3.80%
MutualFirst Financial, Inc.	18.40	17.30	-5.98%	91.5	86.0	-5.99%	110.3	103.7	-5.99%
PVF Capital Corp.	12.44	13.24	6.43%	134.8	143.5	6.43%	134.8	143.5	6.43%

SNL all public thrift index	1,745.31	1,587.79	-9.03%
SNL thrift index $500 million to $1 billion	2,090.84	1,895.25	-9.35%
S&P 500 index	1,536.34	1,534.10	-0.15%

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 6

Summary of Recent Second Step Stock Offerings

Transactions Completed Since January 1, 2003

Company	State	Stock Exchange	IPO Date	Gross Proceeds ($Mil.)	Price/Pro Forma				After-Market Price Chg.			Change Thru 7/20/07 (%)
					Book Value (%)	Tang. Book (%)	IPO Price ($)	7/20/07 Price ($)	One Day (%)	One Week (%)	One Month (%)
Average	NA	NA	NA	310.2	106.1	115.9	NA	NA	5.7	4.9	4.1	8.4
Median	NA	NA	NA	62.6	103.1	111.2	NA	NA	3.8	2.2	0.9	9.2

Abington Bancorp, Inc.	PA	NASDAQ	06/28/07	139.7	102.5	102.5	10.00	9.47	(4.0)	(3.1)	NA	(5.3)
People’s United Financial, Inc.	CT	NASDAQ	04/16/07	3,444.5	143.3	147.0	20.00	17.93	3.8	3.7	(0.1)	(10.4)
Osage Bancshares, Inc.	OK	NASDAQ	01/18/07	25.1	103.3	103.3	10.00	8.98	(0.5)	—	(6.8)	(10.2)
Westfield Financial, Inc.	MA	AMEX	01/04/07	184.0	111.7	111.7	10.00	9.38	7.0	7.2	9.0	(6.2)
Citizens Community Bancorp, Inc.	WI	NASDAQ	10/31/06	52.9	93.2	103.1	10.00	9.15	4.7	(1.0)	(2.5)	(8.5)
Liberty Bancorp, Inc.	MO	NASDAQ	07/24/06	28.1	101.7	101.7	10.00	10.51	2.5	0.7	0.9	5.1
First Clover Leaf Financial Corp.	IL	NASDAQ	07/11/06	41.7	96.9	110.9	10.00	10.50	3.9	7.0	10.2	5.0
Monadnock Bancorp, Inc.	NH	OTCBB	06/29/06	5.7	109.4	112.4	8.00	6.65	—	—	(13.8)	(16.9)
New England Bancshares, Inc.	CT	NASDAQ	12/29/05	30.8	96.3	106.5	10.00	11.56	6.6	7.0	7.0	15.6
American Bancorp of New Jersey, Inc.	NJ	NASDAQ	10/06/05	99.2	113.3	113.3	10.00	10.36	1.6	(2.0)	0.1	3.6
Hudson City Bancorp, Inc.	NJ	NASDAQ	06/07/05	1,356.1	122.1	122.1	10.00	11.58	9.6	10.7	15.5	15.8
First Federal of Northern Michigan Bancorp, Inc.	MI	NASDAQ	04/01/05	17.0	89.8	94.3	10.00	8.20	(1.2)	(7.5)	(14.8)	(18.0)
Rome Bancorp, Inc.	NY	NASDAQ	03/30/05	59.0	106.3	106.3	10.00	11.89	3.2	(1.8)	(5.6)	18.9
Roebling Financial Corp, Inc.	NJ	OTCBB	10/01/04	9.1	111.5	111.5	10.00	10.65	—	—	(7.0)	6.5
DSA Financial Corporation	IN	OTCBB	07/30/04	8.5	102.8	102.8	10.00	12.05	(2.0)	(5.0)	(7.0)	20.5
Partners Trust Financial Group, Inc.	NY	NASDAQ	07/15/04	148.8	91.9	198.0	10.00	11.98	(0.1)	(0.5)	(1.9)	19.8
Synergy Financial Group, Inc.	NJ	NASDAQ	01/21/04	70.4	123.9	125.0	10.00	13.50	9.0	8.8	7.9	35.0
Provident New York Bancorp	NY	NASDAQ	01/15/04	195.7	119.3	151.1	10.00	12.22	15.0	13.8	15.1	22.2
Bank Mutual Corporation	WI	NASDAQ	10/30/03	410.6	110.6	120.5	10.00	11.19	17.8	19.4	15.4	11.9
Jefferson Bancshares, Inc.	TN	NASDAQ	07/02/03	66.1	91.7	91.7	10.00	11.73	23.9	25.0	40.0	17.3
First Niagara Financial Group, Inc.	NY	NASDAQ	01/21/03	410.0	102.7	124.4	10.00	12.62	12.7	13.4	12.6	26.2
Wayne Savings Bancshares, Inc.	OH	NASDAQ	01/09/03	20.4	90.3	90.3	10.00	13.70	12.0	12.1	11.5	37.0

Source: SNL Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 7

Summary of Recent Maryland Acquisition Activity

Transactions Announced Since January 1, 2005

				Seller’s Prior Financial Data							Offer Value to
Buyer	State	Seller	B/T (1)	Total Assets ($Mil.)	Equity/ Assets (%)	YTD ROA (%)	YTD ROE (%)	Date Anncd.	Status (2)	Offer Value ($Mil.)	Book Value (%)	Tang. Book (%)	LTM EPS (x)	Total Assets (%)
Average				2,382.7	9.71	0.85	8.77	NA	NA	812.0	237.1	258.1	28.43	22.75
Median				147.5	9.05	0.94	8.27	NA	NA	33.4	219.5	243.8	30.10	21.17

Bradford Bancorp, Inc.	MD	Patapsco Bancorp, Inc.	B	246.8	7.74	0.60	7.62	03/19/07	P	44.4	229.3	277.8	30.26	18.01
Sandy Spring Bancorp, Inc.	MD	CN Bancorp, Inc.	B	151.3	13.58	0.96	7.26	12/13/06	C	44.2	209.8	209.8	30.10	29.23
PNC Financial Services Group	PA	Mercantile Bankshares Corp.	B	17,002.7	13.32	1.73	12.59	10/08/06	C	6,027.1	257.6	377.7	20.28	35.45
Community Banks, Inc.	PA	BUCS Financial Corp	T	143.7	8.01	0.30	3.72	09/05/06	C	22.6	184.0	184.0	41.38	15.72
Bradford Bank MHC	MD	Valley Bancorp, Incorporated	T	49.9	10.08	0.91	8.92	07/28/06	C	9.6	190.4	190.4	31.61	19.20
Sterling Financial Corporation	PA	Bay Net Financial, Inc.	T	96.7	7.37	1.10	13.62	03/30/06	C	22.3	337.8	337.8	24.54	23.14
Northwest Bancorp, Inc. (MHC)	PA	Maryland Permanent Bank & Trust	B	86.5	10.49	(0.05)	(0.51)	11/14/05	C	14.8	162.8	162.8	NM	17.07
Fulton Financial Corporation	PA	Columbia Bancorp	B	1,284.1	7.11	1.25	16.97	07/26/05	C	310.7	324.8	324.8	20.87	24.19

(1)	B=bank; T=thrift.
(2)	P=pending; C=completed.

Source: SNL Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 8

Pro Forma Comparative Valuation Analysis

BCSB Bancorp and the Comparative Group

Computed from Market Price Data as of July 20, 2007

Company	Closing Stock Price ($)	Total Market Value ($Mil.)	Price/ LTM EPS (x)	Price/ Core EPS (x)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ Total Assets (%)	Total Equity/ Assets (%)	Current Dividend Yield (%)
BCSB Bancorp, Inc.
Pro Forma Minimum	10.00	50.4	N.M.	N.M.	82.6	86.1	7.42	8.99	0.00
Pro Forma Midpoint	10.00	59.2	N.M.	N.M.	89.9	93.5	8.67	9.65	0.00
Pro Forma Maximum	10.00	68.1	N.M.	N.M.	96.2	99.7	9.90	10.29	0.00
Pro Forma Adjusted Maximum	10.00	78.3	N.M.	N.M.	102.5	105.8	11.29	11.03	0.00

Comparative Group Average	NA	73.9	27.5	34.2	109.2	118.6	9.40	8.76	2.37
Comparative Group Median	NA	64.4	23.2	20.1	107.7	118.7	8.12	7.36	2.27

All Public Thrift Average	NA	748.6	16.5	16.0	118.3	138.0	12.6	11.07	2.58
All Public Thrift Median	NA	103.5	15.6	14.5	114.5	124.4	11.3	9.33	2.68

Comparative Group
Benjamin Franklin Bancorp, Inc.	13.75	112.4	26.4	NA	98.3	148.0	12.02	12.23	1.75
Carver Bancorp, Inc.	15.76	39.5	15.8	10.7	76.5	87.4	5.34	6.98	2.28
Central Bancorp, Inc.	24.43	40.1	34.9	55.5	106.3	112.9	7.08	6.66	2.95
Federal Trust Corporation	7.10	66.7	26.3	26.9	121.4	121.4	9.38	7.73	2.25
Fidelity Bancorp, Inc.	16.75	50.1	12.2	14.4	109.0	116.0	6.88	6.31	3.34
First Keystone Financial, Inc.	17.75	43.1	43.3	97.5	124.1	124.1	8.26	6.65	0.00
Harleysville Savings Fin. Corp.	15.80	62.0	18.6	19.2	124.1	124.1	7.82	6.30	4.30
Legacy Bancorp, Inc.	14.45	148.0	60.2	46.5	102.5	104.7	17.99	17.56	1.11
MutualFirst Financial, Inc.	17.30	75.2	17.3	17.3	86.0	103.7	7.97	9.27	3.47
PVF Capital Corp.	13.24	102.3	20.1	20.1	143.5	143.5	11.28	7.86	2.24

Source: BCSB Bancorp, Inc.; SNL Financial; Feldman Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 9

Pro Forma Assumptions for Full Conversion Valuation

1.	The total amount of the net offering proceeds from the sale of the 63.5% MHC owned interest to the public was fully invested at the beginning of the applicable period.

2.	The net offering proceeds are invested to yield a return of 4.94%, which represented the yield on one-year U.S. Treasury securities at June 30, 2007. The effective income tax rate was assumed to be 34.0%, resulting in a net after-tax yield of 3.26%.

3.	It is assumed that 7.0% of the total shares outstanding following the conversion, less the current 182,930 shares, to be adjusted for the exchange ratio, that have been issued by the Company’s employee stock ownership plan (“ESOP”), will be acquired by the Company’s ESOP. Pro forma adjustments have been made to earnings and equity to reflect the impact of the ESOP purchase. The annual expense is estimated based on a fifteen-year period. No reinvestment is assumed on proceeds used to fund the ESOP.

4.	Assumes that open market purchases of shares equal to 3.0% of the total shares outstanding following the conversion with proceeds from the offering, less the current 91,464 shares, to be adjusted for the exchange ratio, that have been awarded under the historical management recognition plan (“RSP”). Pro forma adjustments have been made to earnings and equity to reflect the impact of the RSP. The annual expense is estimated based on a five-year vesting period. No reinvestment is assumed on proceeds used to fund the RSP.

5.	The adjustment to pro forma net income for stock options reflects the compensation expense associated with the stock options that may be granted, if the plan is approved by stockholders. A number of shares equal to 10% of the total outstanding shares following the conversion, less the existing 228,660 option shares, to be adjusted for the exchange ratio, is assumed. We assumed that the options would vest at a rate of 20% per year and that compensation expense would be recognized on a straight-line basis over the 5-year vesting period.

6.	Fixed offering expenses are estimated at $1,000,000.

7.	Marketing fees for the stock offering are estimated at 1.0% of the amount of stock sold in the subscription offering, excluding sales to directors, officers, employees, and stock-benefit plans. 40% of the stock was assumed to be sold in subscription, with the remaining 60% sold in a syndicated offering, whereby fees are equal to 6.5% of the stock sold.

8.	No effect has been given to withdrawals from deposit accounts for the purpose of purchasing common stock in the offering.

9.	No effect has been given in the pro forma equity calculation for the assumed earnings on the net proceeds.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 10

Pro Forma Second-Stage Stock Offering Range

BCSB Bankcorp, Inc.

Historical Financial Data as of June 30, 2007

(Dollars in Thousands, Except Per Share Data)

		Minimum	Midpoint	Maximum	Adj. Max.
Shares issued	100.0%	5,035,131	5,923,683	6,812,236	7,834,071
Exchange ratio		0.8511	1.0013	1.1515	1.3243
Shares exchanged	36.5%	1,839,131	2,163,683	2,488,236	2,861,471
Shares sold	63.5%	3,196,000	3,760,000	4,324,000	4,972,600
Offering price		$10.00	$10.00	$10.00	$10.00

Gross proceeds		$31,960	$37,600	$43,240	$49,726
Less: estimated expenses		(2,349)	(2,589)	(2,828)	(3,102)

Net offering proceeds		29,611	35,011	40,412	46,624
Plus: MHC capital addition		224	224	224	224
Less: ESOP purchase		(1,968)	(2,315)	(2,662)	(3,061)
Less: RSP purchase		(732)	(861)	(990)	(1,139)

Net investable proceeds		$27,135	$32,059	$36,984	$42,648

Net Income: (LTM period)
LTM ended 6/30/07		$(3,113)	$(3,113)	$(3,113)	$(3,113)
Pro forma income on net proceeds		885	1,045	1,206	1,390
Pro forma ESOP adjustment		(87)	(102)	(117)	(135)
Pro forma RSP adjustment		(97)	(114)	(131)	(150)
Pro forma option adjustment		(280)	(329)	(379)	(435)
Pro forma net income		$(2,692)	$(2,613)	$(2,534)	$(2,443)

Pro forma earnings per share		$(0.55)	$(0.46)	$(0.39)	$(0.32)

Core Earnings: (LTM period)
LTM ended 6/30/07		$(746)	$(746)	$(746)	$(746)
Pro forma income on net proceeds		885	1,045	1,206	1,390
Pro forma ESOP adjustment		(87)	(102)	(117)	(135)
Pro forma RSP adjustment		(97)	(114)	(131)	(150)
Pro forma option adjustment		(280)	(329)	(379)	(435)

Pro forma core earnings		$(325)	$(246)	$(167)	$(76)

Pro forma core earnings per share		$(0.07)	$(0.04)	$(0.03)	$(0.01)

Total Equity		$33,839	$33,839	$33,839	$33,839
Net offering proceeds		29,611	35,011	40,412	46,624
Plus: MHC capital addition		224	224	224	224
Less: ESOP purchase		(1,968)	(2,315)	(2,662)	(3,061)
Less: RSP purchase		(732)	(861)	(990)	(1,139)

Pro forma total equity		$60,974	$65,898	$70,822	$76,487

Pro forma book value		$12.11	$11.12	$10.40	$9.76

Tangible Equity		$31,348	$31,348	$31,348	$31,348
Net offering proceeds		29,611	35,011	40,412	46,624
Plus: MHC capital addition		224	224	224	224
Less: ESOP purchase		(1,968)	(2,315)	(2,662)	(3,061)
Less: RSP purchase		(732)	(861)	(990)	(1,139)

Pro forma tangible equity		$58,483	$63,407	$68,331	$73,996

Pro forma tangible book value		$11.61	$10.70	$10.03	$9.45

Total Assets		$651,110	$651,110	$651,110	$651,110
Net offering proceeds		29,611	35,011	40,412	46,624
Plus: MHC capital addition		224	224	224	224
Less: ESOP purchase		(1,968)	(2,315)	(2,662)	(3,061)
Less: RSP purchase		(732)	(861)	(990)	(1,139)

Pro forma total assets		$678,245	$683,169	$688,093	$693,758

Pro Forma Ratios:
Price / EPS - 6/30/07 LTM		N.M.	N.M.	N.M.	N.M.
Price / EPS - 6/30/07 Core		N.M.	N.M.	N.M.	N.M.
Price / Book Value		82.6%	89.9%	96.2%	102.5%
Price / Tangible Book Value		86.1%	93.5%	99.7%	105.8%
Price / Total Assets		7.42%	8.67%	9.90%	11.29%
Equity / Assets		8.99%	9.65%	10.29%	11.03%
Tangible Equity / Assets		8.65%	9.32%	9.97%	10.70%

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 11

Pro Forma Fully Converted Analysis at Midpoint

BCSB Bancorp

Historical Financial Data as of June 30, 2007

Valuation Parameters	Symbol	Data
Net income — LTM as tax-effected	Y	$-3,113,000
Core earnings — LTM as tax-effected	Y	-746,460
Net worth	B	33,839,000
Tangible net worth	B	31,348,000
Total assets	A	651,110,000
Expenses in conversion	X	2,583,000
Other proceeds not reinvested	O	4,361,000
ESOP purchase	E	2,907,000
ESOP expense (pre-tax)	F	193,939
RSP purchase	M	1,454,000
RSP expense (pre-tax)	N	290,909
Stock option expense (pre-tax)	Q	329,000
Option expense tax-deductible	D	0.00%
Re-investment rate (after-tax)	R	3.26%
Tax rate	T	34.00%
Shares for EPS	S	95.42%

Pro Forma Valuation Ratios at Midpoint Value
Price / EPS — LTM	P/E	N.M.	x
Price / Core EPS — LTM	P/E	N.M.	x
Price / Book Value	P/B	91.49%
Price / Tangible Book	P/TB	95.24%
Price / Assets	P/A	8.69%

Pro Forma Calculation at Midpoint Value					Based on
V	=	(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)-(Q-Q*D*T)))	=	$59,236,830	[LTM earnings]
		1 - (P/E / S) * R

V	=	(P/E / S)*((Y-R*(O+X)-(F+N)*(1-T)))	=	$59,236,830	[Core earings]
		1 - (P/E / S) * R

V	=	P/B * (B - X - E - M)	=	$59,236,830	[Book value]
		1 - P/B

V	=	P/TB * (B - X - E - M)	=	$59,236,830	[Tangible book]
		1 - P/TB

V	=	P/A * (B - X - E - M)	=	$59,236,830	[Total assets]
		1 - P/A

Pro Forma Valuation Range
Minimum =	$59,236,830	x	0.85	=	$50,351,300
Midpoint =	$59,236,830	x	1.00	=	$59,236,830
Maximum =	$59,236,830	x	1.15	=	$68,122,360
Adj. Max.	$68,122,360	x	1.15	=	$78,340,710

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit 12

Comparative Valuation Ratio Differential

Pro Forma Stock Offering Valuation

Computed from Market Price Data as of July 20, 2007

Valuation Ratio	Symbol	BCSB Bancorp	Comparative Group		All Public
			Average	Median	Average	Median
Price / LTM EPS	P/E		27.5	23.2	16.5	15.6
Minimum	(X)	N.M.	NA	NA	NA	NA
Midpoint		N.M.	NA	NA	NA	NA
Maximum		N.M.	NA	NA	NA	NA
Adj. Maximum		N.M.	NA	NA	NA	NA

Price / Core EPS	P/E		34.2	20.1	16.0	14.5
Minimum	(X)	N.M.	NA	NA	NA	NA
Midpoint		N.M.	NA	NA	NA	NA
Maximum		N.M.	NA	NA	NA	NA
Adj. Maximum		N.M.	NA	NA	NA	NA

Price / Book Value	P/B		109.2	107.7	118.3	114.5
Minimum	(%)	82.6	-24.4%	-23.3%	-30.2%	-27.9%
Midpoint		89.9	-17.6%	-16.5%	-24.0%	-21.5%
Maximum		96.2	-11.9%	-10.7%	-18.8%	-16.0%
Adj. Maximum		102.5	-6.1%	-4.8%	-13.4%	-10.5%

Price / Tangible Book	P/TB		118.6	118.7	138.0	124.4
Minimum	(%)	86.1	-27.4%	-27.4%	-37.6%	-30.7%
Midpoint		93.5	-21.2%	-21.3%	-32.3%	-24.8%
Maximum		99.7	-15.9%	-16.0%	-27.7%	-19.8%
Adj. Maximum		105.8	-10.8%	-10.9%	-23.3%	-14.9%

Price / Total Assets	P/A		9.40	8.12	12.62	11.28
Minimum	(%)	7.42	-21.0%	-8.5%	-41.2%	-34.2%
Midpoint		8.67	-7.8%	6.9%	-31.3%	-23.1%
Maximum		9.90	5.3%	22.0%	-21.5%	-12.2%
Adj. Maximum		11.29	20.1%	39.2%	-10.5%	0.1%